EXHIBIT 21.1
List of Subsidiaries
of ChargePoint Holdings, Inc.

Subsidiary	Jurisdiction
ChargePoint, Inc.	Delaware
ChargePoint Austria GmbH	Austria
ChargePoint Canada, Inc.	Canada
ChargePoint European Holdings B.V.	Netherlands
ChargePoint Germany GmbH	Germany
ChargePoint Italy S.R.L.	Italy
ChargePoint Mexico S. de R.L. de C.V.	Mexico
ChargePoint Network (UK) Ltd.	United Kingdom
ChargePoint Network (France) SAS	France
ChargePoint Network (Netherlands) B.V.	Netherlands
ChargePoint Spain S.L.	Spain
ChargePoint Technologies India Pvt. Ltd.	India